Letter to Shareholders

 (All dollar amounts in Canadian dollars unless otherwise indicated)

I am pleased to report that during the third quarter of 2006, your Company continued to make positive progress in the development of its 100%-owned New Afton Copper-Gold (Cu-Au) Project, Kamloops, British Columbia.

Two major milestones were reached during the quarter, with the announcement (on September 21) of both the new resource estimation, and the conclusions of the mining method study.  The new resource estimation incorporated the results of the previous (2000 – 2003) surface diamond drilling, with the results of the more recent (2005) underground diamond drill program.  This resource, which will be used as a basis to calculate a reserve, has a higher degree of confidence than the earlier resource, with approximately 70% of the tonnage in the Measured category, and the remainder in the Indicated category. The most important feature of the new resource is a confirmation of the presence of a higher grade core to the mineralization, which contains the majority of the metal within the resource, and which will be the focus for estimating a reserve.  The resource is compliant with National Instrument 43-101 and was independently estimated by Scott Wilson Roscoe Postle Associates as part of the ongoing Feasibility Study.  The mining method study, after examining several mining methods, concluded that the mineralization would be most effectively mined, and the economic returns of the project maximized, using predominately block caving, with some minor sub-level caving.

We continued, during the quarter, to investigate the alternatives available to finance development of the project (assuming a positive Feasibility Study).  As part of this process, Barclays Capital was appointed as the lead arranger for the debt portion of any project financing. We are very happy to have the support of Barclays Capital, and believe that their desire to take on the role of Lead Arranger provides a tremendous vote of confidence in the potential of the project. Barclays has significant experience in mine financing and we are pleased to have them as part of our team.

Our goal continues to be (assuming a positive Feasibility Study) to develop the project into a new underground mine as quickly as possible.  In order to achieve this, the most important requirement is to initiate the underground development work as soon as possible.  During the quarter, and recognizing this need, the Company initiated the process for selecting a mining contractor to complete all mine development and early production activities. Four candidates presented detailed proposals and the Company is presently finalizing the selection of the contractor. The mining contractor will participate in the finalization of the feasibility study to ensure a smooth transition of the project into the development stage.

The Feasibility Study continues to be scheduled for completion during the fourth quarter, 2006.  Following a period of review, the final version should be publicly available in the first quarter, 2007.  We also continue to advance the permitting process to ensure that development can commence as expeditiously as possible (assuming a positive Feasibility Study).

During the quarter, we continued to conduct underground exploration diamond drilling, testing for extensions of mineralization at depth, below the current resource outline.

Initial results from this work were released during the second quarter, and indicated the presence of mineralization below the resource outline.   Additional results, announced subsequent to quarter end (November 8), confirmed the presence of a new zone of mineralization below the resource outline.  This mineralization has a strike length of approximately 670 metres(m) and a vertical extent of approximately 300m.  It has been identified to a depth of 1.1 kilometre and remains open at depth.  The most significant of these recent results was 1.20% Cu, and 1.07g/t Au over 148m (62m horizontal thickness).  Currently, we are conducting a program of deep diamond drilling, using a high capacity diamond drill rig at surface, which has the capacity to complete holes up to 3000m in length, and which is currently testing for the potential presence of mineralization at considerably greater depths.

Our capital structure is strong with only 24 million shares outstanding and 30.5 million shares fully diluted, and a cash balance at quarter end of more than $72 million.  Effective September 30, 2006 the Company retained PricewaterhouseCoopers (“PWC”) as its auditors.  PWC has considerable mining related experience, in addition to expertise in public company matters, including those dealing with the Securities and Exchange Commission.  PWC’s review of the 2005 audited financial statements, which was an aspect of its review of the third quarter unaudited financial statements, led it to the conclusion that the 2005 audited financial statements, as well as the most recently filed 2006 second quarter unaudited financial statements required restatement. The details of the matters related to the re-filing are contained in the re-filed documents which are available for review on SEDAR.  All matters concerned in the restatements are of a non-cash nature and do not affect in any way the status of the Company or the balance of its cash and short term investments.  The re-filing was done with the cooperation and assistance of the former auditors.

Once more I would like to thank all our shareholders for their continued support, and all of our management, directors and employees who are working very hard towards the goal of developing the project into a new underground mine and creation of shareholder value.  I look forward to being able to report further progress at the end of the year.

On behalf of the board of directors,

Chris J. Bradbrook

President and CEO

New Gold Inc.

November 14, 2006